Brick & Mortar Company,

January 28, 2014

Kevin Woody, Accounting Branch Chief

Peter Mcphun

Jerard Gibson

Duc Dang

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Boston Investment and Development Corp.
Amendment No. 6 to Registration Statement on Form S-1
Filed January 8, 2014
File No. 333-189200

Dear Mr. Woody, Mr. Mcphun, Mr. Gibson, and Mr. Dang:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Boston Investment and Development Corp. (the “Company”), hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Standard Time on Thursday, January 30, 2014, or as soon thereafter as practicable.

The undersigned acknowledges, on behalf of the Company, that:

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
-	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
-	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to C. Parkinson Lloyd of Kirton McConkie at (801) 350-7619, and that such effectiveness also be confirmed in writing.

Thank you for your consideration and assistance in this matter.

Very truly yours,

By: /s/ Harold Fisher

Name: Harold Fisher

Title: Chairman

Boston investment and development Corp.
675 VFW Parkway suite 189
Chestnut Hill, MA 02467
main : 800 -488-2760
Fax : 800-480-1787

Cell : 617-833-1885

www.biadc.com

Brick & Mortar Company